================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                  ------------

                          Marine Transport Corporation
                                (Name of Issuer)


   Common Stock, par value $.50 per share                     567 912 10 0
      (Title of class of securities)                         (CUSIP number)


                                William M. Gutowitz, Esq.
                               Weil, Gotshal & Manges LLP
                                    767 Fifth Avenue
                                   New York, NY  10153
                                     (212) 310-8000

          (Name, address and telephone number of person authorized to receive notices and communications)


                                 June 18, 1998

             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].
     Note: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

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                               Page 1 of 15 pages

NYFS10...:\99\45372\0011\1645\SCH7238P.05A


--------------------------------------------------------           --------------------------------------
CUSIP No.               567 912 10 0                        13D                 Page 2 of 15
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------

      1        NAME OF REPORTING PERSON:                 Harrowston Corporation
               I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON:
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (a) [X]
                                                                                                      -
                                                                                                 (b) [_]
---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            00

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                     [_]
               TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                   Canada
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   0
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 429,804
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              0
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            429,804

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               429,804
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                       [  ]
               SHARES:

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         6.89%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 CO

---------------------------------------------------------------------------------------------------------


--------------------------------------------------------           --------------------------------------
CUSIP No.               567 912 10 0                        13D                  Page 3 of 15
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                 Harrowston Inc.
               I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON:
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (a) [X]
                                                                                                      -
                                                                                                 (b) [_]
---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            00

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                     [_]
               TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                   Ontario, Canada
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   0
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 429,804
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              0
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            429,804

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               429,804
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                       [  ]
               SHARES:

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         6.89%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 CO, HC

---------------------------------------------------------------------------------------------------------

Item 1. Security and Issuer.

                  This Statement relates to shares of common stock, $.50 par value per share (the "Common Stock"), of Marine Transport Corporation, formerly known as OMI Corp. (the "Corporation"). The Corporation's principal executive office is located at 1200 Harbor Boulevard, Weehawken, New Jersey 07087.

Item 2. Identity and Background.

            a.    Name of Filing Person:
                  ----------------------

                  Harrowston Corporation ("Harrowston") and
                  Harrowston Inc. ("Parent")

            b.    Address of Principal Business Office:
                  -------------------------------------

                  Harrowston Corporation
                  Suite 3280
                  P.O. Box 753
                  181 Bay Street
                  Toronto, Ontario M5J 2T3
                  Canada

                  Harrowston Inc.
                  Suite 3280
                  P.O. Box 753
                  181 Bay Street
                  Toronto, Ontario M5J 2T3
                  Canada

            c.    Citizenship:
                  ------------

                  Harrowston is a corporation incorporated under the laws of Canada. Parent is a corporation incorporated under the laws of the province of Ontario, Canada.

            d.    Criminal Proceeding:
                  --------------------

                  Neither Harrowston nor Parent has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.



                                   Page 4 of 15 Pages

            e.    Civil Proceeding:
                  -----------------

                  Neither Harrowston nor Parent has been a party to a civil
            proceeding of a judicial or administrative body of competent jurisdictions and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the past five years.

            f.    Executive Officers and Directors:
                  ---------------------------------

                  Information with respect to the executive officers and
            directors of Harrowston and Parent is set forth on Schedules I and II hereto, respectively.

Item 3. Source and Amount of Funds or Other Consideration.

                  On June 18, 1998, the Corporation completed its acquisition of
            100% of the issued and outstanding common stock of Marine Transport Lines, Inc. ("MTL") from selling shareholders of MTL ("MTL Shareholders") in exchange for 17,845,541 shares of the Corporation's common stock, par value $.50 per share (the "Common Stock"). Harrowston was one of the MTL Shareholders and sold 535,432 shares of common stock of MTL in exchange for 4,298,036 shares of the Common Stock. On June 18, 1998, the Corporation effected a 1 for 10 reverse stock split of the Common Stock. After giving effect to the reverse stock split, Harrowston owns 429,804 shares of the Common Stock of the Corporation.

Item 4. Purpose of Transaction.

                  Neither Harrowston nor Parent has any present plan or proposal as a stockholder which relates to, or would result in any action with respect to, the matters listed in paragraphs (b) through (j) of
            Item 4 of Schedule 13D. In the future, either Harrowston or Parent may dispose of shares of Common Stock or purchase additional shares of the Common Stock of the Corporation in the open market or in private transactions.




                               Page 5 of 15 Pages

Item 5.     Interest in Securities of the Issuer.

                  (a) As of August 5, 1998, the Corporation had issued and
            outstanding 6,242,605 shares of Common Stock.

                  Harrowston is the direct, beneficial owner of 429,804 shares of Common Stock or 6.89% of the outstanding Common Stock (based upon the number of shares of Common Stock outstanding on August 5, 1989).

                  Harrowston is a wholly owned subsidiary of Parent. Parent does not directly own any shares of Common Stock but, by virtue of its ownership of Harrowston, may be deemed to own beneficially the shares of Common Stock held by Harrowston.

                  To the best of Harrowston's and Parent's knowledge, none of the persons listed on Schedules I and II hereto beneficially owns any shares of Common Stock.

                  (b) Harrowston and Parent may be deemed to share (i) the power to vote, or to direct the vote of, 429,804 shares of Common Stock and (ii) the power to dispose of, or to direct the disposition of, 429,804 shares of Common Stock.

                  (c) See Item 3.

                  (d)  None.

                  (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            None.

Item 7.     Materials to be Filed as Exhibits.

            Exhibit A - Acquisition Agreement dated as of September 15, 1997, by and among OMI Corp., Universal Bulk Carriers, Inc., Marine Transport Lines,



                               Page 6 of 15 Pages

            Inc. and the persons set forth on Exhibit A attached thereto, incorporated by reference to Exhibit 10.13 to the Form 10-Q Report of the Company for the quarterly period ended September 30, 1997 (File No. 000-11573).

            Exhibit B - A copy of a written agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.




                               Page 7 of 15 Pages

                                   SIGNATURE
                                   ---------

            After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  August 12, 1998

                                          Harrowston Corporation


                                          By: /s/ David Sutin
                                             -----------------------------
                                                Name: David Sutin
                                                Title: Executive Vice President


                                          By: /s/ Deborah Barrett
                                             -----------------------------
                                                Name: Deborah Barrett
                                                Title: Senior Vice President and
                                                       Cheif Financial Officer

                                          Harrowston Inc.



                                          By: /s/ David Sutin
                                             -----------------------------
                                                Name: David Sutin
                                                Title: Executive Vice President


                                          By: /s/ Deborah Barrett
                                             -----------------------------
                                                Name: Deborah Barrett
                                                Title: Senior Vice President and
                                                       Cheif Financial Officer



                               Page 8 of 15 Pages

                                 EXHIBIT INDEX
                                 -------------

Exhibit                                                               Page No.
-------                                                               --------


A.    Acquisition Agreement dated as of September 15,
      1997, by and among OMI Corp., Universal Bulk
      Carriers, Inc., Marine Transport Lines, Inc.
      and the persons set forth on Exhibit A attached thereto, incorporated by reference to Exhibit
      10.13 to the Form 10-Q Report of the Corporation for the quarterly period ended September 30, 1997
      (File No. 000-11573).

B.

       Agreement relating to the filing of a joint statement as required by Rule 14d-1(f) under the Securities Exchange Act of 1934, as amended.





                               Page 9 of 15 Pages

                                                                    SCHEDULE I

                            Harrowston Corporation
                            ----------------------

                       Executive Officers and Directors


Name and Address                        Position and Principal Occupation
----------------                        ---------------------------------

Brent Belzberg                          Director, President and Chief Executive
c/o Harrowston Corporation              Officer of the Harrowston
Suite 3280
P.O. Box 753
181 Bay Street
Toronto, Ontario M5J 2T3 Canada

David Sutin                             Director and Executive Vice President
c/o Harrowston Corporation              of Harrowston
Suite 3280
P.O. Box 753
181 Bay Street
Toronto, Ontario M5J 2T3 Canada

Deborah Barrett                         Senior Vice President, Finance of
c/o Harrowston Corporation              Harrowston
Suite 3280
P.O. Box 753
181 Bay Street
Toronto, Ontario M5J 2T3 Canada

Peter Zissis                            Controller of Harrowston
c/o Harrowston Corporation
Suite 3280
P.O. Box 753
181 Bay Street
Toronto, Ontario M5J 2T3 Canada






                               Page 10 of 15 Pages

Judith George                           Corporate Secretary of Harrowston
c/o Harrowston Corporation
Suite 3280
P.O. Box 753
181 Bay Street
Toronto, Ontario M5J 2T3 Canada



            None of the individuals listed above in the last five years (i) has been convicted in a criminal proceeding or (ii) was party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. Each of the individuals listed above is a citizen of Canada.



                               Page 11 of 15 Pages

                                                                   SCHEDULE II

                               HARROWSTON INC.
                               ---------------

                       Executive Officers and Directors


Name and Address                        Position and Principal Occupation
----------------                        ---------------------------------

Brent Belzberg                          Director, President and Chief
c/o Harrowston Corporation              Executive Officer of Parent
Suite 3280
P.O. Box 753
181 Bay Street
Toronto, Ontario M5J 2T3, Canada

Brian Flood                             Director of Parent; Mr. Flood is a
c/o Harrowston Corporation              partner in the law firm of Tory Tory
Suite 3280                              Deslauriers & Binnington
P.O. Box 753
181 Bay Street
Toronto, Ontario M5J 2T3, Canada

James Nicol                             Director of Parent; Mr. Nicol is the
c/o Harrowston Corporation              Vice Chairman of
Suite 3280                              Magna International Inc.
P.O. Box 753
181 Bay Street
Toronto, Ontario M5J 2T3, Canada

Richard Brock                           Director of Parent; Mr. Brock is the
c/o Harrowston Corporation              Chairman and Chief Executive Officer of
Suite 3280                              S-S Technologies Inc.
P.O. Box 753
181 Bay Street
Toronto, Ontario M5J 2T3, Canada






                               Page 12 of 15 Pages

Louis Hollander                         Director of Parent
c/o Harrowston Corporation
Suite 3280
P.O. Box 753
181 Bay Street
Toronto, Ontario M5J 2T3, Canada

Brian Walsh                             Director of Parent; Mr. Walsh is a
c/o Harrowston Corporation              partner in Vertical Capital Management
Suite 3280
P.O. Box 753
181 Bay Street
Toronto, Ontario M5J 2T3, Canada

Ronald Daniels                          Director of Parent; Mr. Daniels is Dean
c/o Harrowston Corporation              of the Faculty of Law at the
Suite 3280                              University of Toronto
P.O. Box 753
181 Bay Street
Toronto, Ontario M5J 2T3, Canada

David Mindell                           Director of Parent; Mr. Mindell is
c/o Harrowston Corporation              President of
Suite 3280                              Western Corporate Enterprises Inc.
P.O. Box 753
181 Bay Street
Toronto, Ontario M5J 2T3, Canada

Charles Winograd                        Director of Parent; Mr. Winograd is
c/o Harrowston Corporation              Deputy Chairman of
Suite 3280                              RBC Dominion Securities Ltd.
P.O. Box 753
181 Bay Street
Toronto, Ontario M5J 2T3, Canada








                               Page 13 of 15 Pages

David Sutin                             Executive Vice President of Parent
c/o Harrowston Inc.
Suite 3280
P.O. Box 753
181 Bay Street
Toronto, Ontario M5J 2T3, Canada

Scott Shelly                            Executive Vice President of Parent
c/o Harrowston Inc.
Suite 3280
P.O. Box 753
181 Bay Street
Toronto, Ontario M5J 2T3, Canada

Deborah Barrett                         Senior Vice President and Chief
c/o Harrowston Inc.                     Financial Officer of Parent
Suite 3280
P.O. Box 753
181 Bay Street
Toronto, Ontario M5J 2T3, Canada

Judith George                           Corporate Secretary of Parent
c/o Harrowston Inc.
Suite 3280
P.O. Box 753
181 Bay Street
Toronto, Ontario M5J 2T3, Canada





            None of the individuals listed above in the last five years (i) has been convicted in a criminal proceeding or (ii) was party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. Each of the individuals listed above is a citizen of Canada.



                               Page 14 of 15 Pages

                                   EXHIBIT B

                                   AGREEMENT

            This will confirm the agreement by and between the undersigned that the Schedule 13D filed on or about this date with respect to the beneficial ownership of the undersigned of shares of common stock of Marine Transport Corporation is being filed, and all further amendments thereto will be filed, jointly on behalf of each of the entities named below for all purposes specified in such Schedule 13D, as so amended. This Agreement may be executed on two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: August 12, 1998

                                          Harrowston Corporation


                                          By: /s/ David Sutin
                                             -----------------------------
                                                Name: David Sutin
                                                Title: Executive Vice President


                                          By: /s/ Deborah Barrett
                                             -----------------------------
                                                Name: Deborah Barrett
                                                Title: Senior Vice President and
                                                       Cheif Financial Officer

                                          Harrowston Inc.



                                          By: /s/ David Sutin
                                             -----------------------------
                                                Name: David Sutin
                                                Title: Executive Vice President


                                          By: /s/ Deborah Barrett
                                             -----------------------------
                                                Name: Deborah Barrett
                                                Title: Senior Vice President and
                                                       Cheif Financial Officer



                                   Page 15 of 15 Pages